

06007430

A B 4/1/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *5/679*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/05_____ AND ENDING_____12/31/05_____

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

                Worthmark Financial Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

                400 Robert Street North

OFFICIAL USE ONLY
FIRM I.D. NO.

                               (No. and Street)

          St. Paul   Minnesota   55101

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____Angela Olson____   651-665-6493

                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____KPMG, LLC____

                           (Name – *if individual, state last, first, middle name*)

   4200 Wells Fargo Center   Minneapolis   Minnesota   55402

     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 0 6 2006

THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAR 1 2006
WASH DC 160 SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___Tim Wuestenhagen_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Worthmark Financial Services, LLC_____ , as of ___December 31_____ , 20__05____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___Vice President - Compliance___
Title

_/Blaine D. Westberg/_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Members of
WorthMark Financial Services, LLC:

We have audited the accompanying statement of financial condition of WorthMark Financial Services, LLC (the Company) as of December 31, 2005 and the related statements of operations, changes in members' equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WorthMark Financial Services, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 17, 2006

WORTHMARK FINANCIAL SERVICES, LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash	$	265,442
Commissions receivable		19,498
Accounts receivable		1,220
Prepaid expenses		21,803
Deposit with clearing firm		25,000
Property and equipment,		
net of accumulated amortization and depreciation of $135,258		19,934
	$	352,897

Liabilities and Members' Equity

Liabilities:

Due to affiliates	$	103,966
Commissions payable		52,877
Accrued expenses		16,480
		173,323

Members' equity:

Members' cumulative contributions	8,302,830
Cumulative losses	(8,123,256)
Total members' equity	179,574

	$	352,897

See accompanying notes to financial statements.

WORTHMARK FINANCIAL SERVICES, LLC
Statement of Operations
For the year ended December 31, 2005

Revenues

Life insurance and annuity income	$	464,756
Financial planning and investment advisor fees		197,050
Commissions on investment products		210,981
Other income		73,557
		946,344

Expenses

Salaries	596,384
Commissions	328,604
Regulatory fees	61,252
General and administrative expenses	409,402
	1,395,642

Net loss	$	(449,298)

See accompanying notes to financial statements.

WORTHMARK FINANCIAL SERVICES, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2005

	Securian Financial Group, Inc.	Outside member	Total
Balances at December 31, 2004	$ 364,787	19,789	$ 384,576
Member contributions	250,000	43,830	293,830
Net income/(loss)	(460,452)	11,154	(449,298)
Member distributions	-	(49,534)	(49,534)
Balances at December 31, 2005	$ 154,335	25,239	$ 179,574

See accompanying notes to financial statements.

WORTHMARK FINANCIAL SERVICES, LLC
Statement of Cash Flows
For the year ended December 31, 2005

Cash flows used in operating activities

Net loss	$ (449,298)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Amortization and depreciation	33,903
Gain on sale of equipment	(906)
Change in operating assets and liabilities:	
Decrease in commissions receivable	112,825
Increase in accounts receivable	(979)
Increase in prepaid expenses	(12,427)
Increase in due to affiliates	134,277
Decrease in commissions payable	(25,447)
Increase in accrued expenses	1,273
Net cash used in operating activities	(206,779)

Cash flows from investing activities

Proceeds from sale of equipment	3,000
Net cash provided by investing activities	3,000

Cash flows from financing activities

Member contributions	293,830
Member distributions	(49,534)
Cash provided by financing activities	244,296
Increase in cash	40,517
Cash at beginning of year	224,925
Cash at end of year	$ 265,442

See accompanying notes to financial statements.

WORTHMARK FINANCIAL SERVICES, LLC

Notes to Financial Statements

December 31, 2005

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). WorthMark Financial Services, LLC (the Company) is a subsidiary of WorthMark Holding Co., Inc. (WM Holding). WM Holding and the Company are variable interest entities whose controlling primary beneficiary is Securian Financial Group, Inc. (SFG) by virtue of board of directors' control and funding of a disproportionate share of operations. In addition, one outside member holds a 49% share of voting rights in the Company.

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company was formed to offer financial and estate planning services and seminars to the public and certain professional firms' clients. The Company will ultimately aid in the sale of insurance and investment products to their clients.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently.

(2) Summary of Significant Accounting Policies

Commission income/expense

The majority of the Company's revenue is earned through the sale of financial products to customers of professional firms. The Company earns and recognizes revenue on the date of the sale. Commission income on mutual fund sales is earned and recognized on the date of the sale. Related commission expense due to agents on such sales is also recognized on the date of the sale.

Cash

The Company places its cash with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

Property and Depreciation

Property and equipment are recorded at cost and consist primarily of computer hardware and computer software. Items sold, retired or otherwise disposed of are removed from the accounts and any gain or loss is reflected in operations.

Depreciation and amortization are computed using the straight-line method at rates based on the estimated service lives of the various assets, which is three or five years.

(2) Summary of Significant Accounting Policies (Continued)

Risk Disclosures

Legal/Regulatory Risk:

The risk that changes in the legal or regulatory environment in which the Company operates will result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally minimizes adverse impact of this risk through a varied offering of products and services.

New Pronouncements

In May 2005, the FASB issued Statement No. 154 (FAS 154), *Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3.* This document establishes retrospective application for a change in accounting principle, if practicable, unless specifically addressed in transition guidance within an accounting pronouncement. The document also provides guidance for determining whether retroactive treatment is impracticable. In addition the document addresses reporting of a correction of an error and restating previously issued financial statements. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company expects no material impact to its results of operations or financial position due to the adoption of FAS 154.

(3) Related Party Transactions

The Company pays Minnesota Life, SFG and Securian Financial Services, Inc. for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life, SFG and Securian Financial Services, Inc. incurs on behalf of the Company. For the year ended December 31, 2005, Minnesota Life, SFG and Securian Financial Services, Inc. allocated expenses of $81,921 to the Company. At December 31, 2005, $81,921 was included in due to affiliates.

The Company collects a portion of commission revenue on behalf of Worthmark Alliance VIII, LLC. At December 31, 2005, $22,042 was included in due to affiliates for this commission revenue.

(4) Allocation of Profits and Losses

Each month, the Company's profits/losses are allocated to the outside member by allocating earned commission (or other revenue source) to that member. Total expenses are allocated to this member pursuant to the provisions of the LLC agreement. Any residual profit or loss after this allocation is the responsibility of SFG.

(5) Income Taxes

The Company is a limited liability company and is being treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the partnership level, but any taxable income, expense, gain, loss, or credit is passed through to its owners based on each owner's distributive share.

(6) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital and a net capital requirement of $117,119 and $50,000, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.48 to 1 at December 31, 2005.

(7) Rule 15c3-3

The Company is exempt from Rule 15c3-1 of the Securities and Exchange Commission under subsection (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(8) Member Contributions

During 2005, the Company received member contributions in the form of cash totaling $250,000 from SFG. Additionally, the Company received member contributions in the form of cash totaling $43,830, from the outside member.

During 2005, the Company distributed equity in the form of cash totaling $49,534 the outside member.

(9) Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or the results of the Company.

WORTHMARK FINANCIAL SERVICES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2005

Members' equity	$	179,574
Deductions - nonallowable assets:		
Commissions receivable		19,498
Accounts receivable		1,220
Prepaid expenses		21,803
Property and equipment		19,934
		62,455
Net capital	$	117,119
Total aggregate indebtedness	$	173,323
Net capital	$	117,119
Minimum capital required to be maintained (the greater of $50,000 or 6-2/3% of aggregate indebtedness of $173,323)		50,000
Net capital in excess of requirements	$	67,119
Ratio of aggregate indebtedness to net capital		1.48 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.

See accompanying independent auditors' report.



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on Internal
Controls Required by SEC Rule 17a-5

The Members
WorthMark Financial Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of WorthMark Financial Services, LLC (the Company) for the year ended December 31, 2005, we consider its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 17, 2006